SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                       MERCATOR PARTNERS ACQUISITION CORP.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                   587586 108
                                 (CUSIP Number)

                                 April 15, 2005
              (Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]        Rule 13d-1(b)
[X]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 587586 108                                           Page 2 of 6 Pages

1.  NAME  OF  REPORTING   PERSON                    PENTAGRAM   PARTNERS,   L.P.
    S.S.  OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    a   [ ]
                                                                         b   [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------- ----------------------------------------
                                        5. SOLE VOTING POWER

                 NUMBER OF                 113,800
                  SHARES                ----------------------------------------
               BENEFICIALLY             6. SHARED VOTING POWER
                  OWNED
                 BY EACH                   0
                REPORTING               ----------------------------------------
               PERSON WITH              7. SOLE DISPOSITIVE POWER

                                           113,800
                                        ----------------------------------------
                                        8. SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    113,800

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    9.89565%

12. TYPE OF REPORTING PERSON*
    PN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.  NAME AND ADDRESS OF ISSUER

     (a) Mercator Partners Acquisition Corp.

     (b) One Fountain  Square
         11911 Freedom Drive,  Suite 1080
         Reston,  Virginia 20190

ITEM 2. NAME, ADDRESS AND CITIZENSHIP OF PERSON FILING; CLASS OF SECURITIES AND CUSIP NUMBER

     (a) Pentagram Partners, L.P.

     (b) 630 Fifth Avenue, 20th Floor, New York, NY 10111

     (c) Pentagram Partners, L.P. is a New York partnership.

     (d) Common Stock

     (e) CUSIP Number: 587586 103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or Dealer registered under Section 15 of the Act;

(b) [ ] Bank is defined in Section 3(a)(6) of the Act;

(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

(d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

(e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940;

(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] Parent Holding Company, in accordance with  ss.240.13d-1(b)(ii)(G)(Note:
        See Item 7);

(h) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(H);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

ITEM 4.   OWNERSHIP

     (a) On April 15, 2005, in connection with a public offering of securities by Mercator Partners Acquisition Corp. (the "Company"), the Reporting Person purchased 56,900 Series A Units of the Company. Each Series A Unit consists of: (i) two shares of Common Stock, (ii) five Class W Warrants and (iii) five Class Z Warrants. Each component of a Series A Unit may not trade separately until July 11, 2005, without the prior approval of the underwriter of the Offering. Each Class W Warrant and each Class Z Warrant will become exercisable into one share of the Common Stock, par value $.0001, upon the later of (a) the Company's completion of a business combination or (b) April 11, 2006.

          According to the Form 8-K filed by the Company on March 21, 2005, each of the (i) Series A Units, (ii) Series B Units, (iii) Common Stock,
          (iv) Class B Common Stock, (v) Class W Warrants, and (vi) Class Z Warrants is registered under Section 12(g) of the Securities Exchange Act of 1934. Each share of Common Stock and Class B Common Stock entitles its holder to one vote per share. The Series A Units, Series B Units, the Class W Warrants, and the Class Z Warrants do not have voting rights. Pursuant to Rule 13d-1(i), this Schedule 13G does not include the non-voting securities of the Company held by the Reporting Person. Pursuant to Rule 13d-1(a), the Reporting Peron is not required to report the beneficial ownership of any class which is five percent or less.

     (b) The Reporting person's percentage of ownership is 9.89565% of the total outstanding shares of Common Stock. This percentage is based upon the 1,150,000 shares of Common Stock issued and outstanding (the number of shares of Common Stock reported in the Company's Form 8-K filed on April 15, 2005).

     (c)  Number of shares as to which the person has:

          (i)   sole power to vote or to direct the vote:                113,800
          (ii)  shared power to vote or to direct the vote:                    0
          (iii) sole power to dispose or to direct the disposition of:   113,800
          (iv)  shared power to dispose or to direct the disposition of:       0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not  applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not  applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not  applicable.

ITEM 10.  CERTIFICATION

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transactions having that purposes or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          PENTAGRAM PARTNERS, L.P.,
                                          a New York Limited Partnership



Date:  April 28, 2005                     /s/ Richard Jacinto, II
                                          ------------------------------
                                          Richard Jacinto, II,
                                          General Partner